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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On April 1, 2002, HP issued the following press release.


                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com



             HP BOARD DOES NOT NOMINATE WALTER HEWLETT AS DIRECTOR
                      CANDIDATE, FINDS LITIGATION SPURIOUS

                   ANNUAL MEETING DATE SET FOR APRIL 26, 2002

PALO ALTO, Calif., April 1, 2002 -- Hewlett-Packard Company's (NYSE: HWP) Board of Directors today announced its candidates for nomination to the HP Board of Directors, which will not include Walter Hewlett.

The board's decision not to nominate Walter Hewlett is based on his ongoing adversarial relationship with the company, as evidenced by his recent litigation against HP, as well as concerns about his lack of candor and issues of trust.

"With the encouragement of our chairman, Carly Fiorina, I met with Walter Hewlett immediately following the shareowner meeting in an effort to re-establish a constructive working relationship," said Sam Ginn, chairman of the board's nominating and governance committee. "The nominating committee, the full HP board and an executive session of independent directors, which included Walter Hewlett, met on March 27 to continue the discussion. Based on these deliberations and representations made by Walter Hewlett in these meetings, the HP Board unanimously determined to re-nominate him.

"My fellow board members and I were therefore shocked when just hours later Walter Hewlett filed a spurious lawsuit against the company, continuing his assault on the integrity of the HP Board and management team. His recent actions have again violated basic principles of trust, and his ongoing adversarial relationship with the company undermines the board's ability to effectively conduct business."

"This board has always operated on the important governance principles of independence, deliberation and respect for a diversity of views," said Carly Fiorina, HP chairman and chief executive officer. "The board recognizes the importance of shareowner voices. We will reach out to shareowners, including our institutions and foundations, to determine the best way to assure they continue to be heard."

Commenting on Walter Hewlett's complaint, the board said, "The allegations that HP bought votes from Deutsche Bank or improperly coerced it to change its votes are false. In addition, Walter Hewlett's allegations that HP shareowners were misinformed about integration are without basis. There is more information about this merger in full view of shareowners than for any other merger in corporate history."

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SLATE OF CANDIDATES

The 2002 annual meeting will begin at 2 p.m. PST April 26 at the Flint Center in Cupertino, Calif.

If the merger transaction with Compaq Computer Corporation closes prior to the annual meeting, HP's shareowners will vote on the following nominees:

Current HP Board members: Philip M. Condit, Patricia C. Dunn, Fiorina, Ginn, Richard A. Hackborn, George A. Keyworth II and Robert E. Knowling Jr.

Current Compaq Board members: Lawrence T. Babbio Jr., Michael D. Capellas, Sanford M. Litvack, Thomas J. Perkins and Lucille S. Salhany.

Alternatively, if the merger transaction with Compaq has not closed prior to the annual meeting, HP's shareowners will vote on the following nominees:

Condit, Dunn, Fiorina, Ginn, Hackborn, Keyworth, Knowling and Robert P. Wayman.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.


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This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the merger or the closing of the merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.

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